UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41181

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Tokyo Lifestyle Co., Ltd.

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Harumi Building, 2-5-9 Kotobashi,
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Convocation of Extraordinary General Meeting of Shareholders of Tokyo Lifestyle Co., Ltd.

In accordance with the rules and regulations of the Japanese Companies Act, Tokyo Lifestyle Co., Ltd. has sent a notice and accompanying information, including proxy instructions, to all holders of its ordinary shares and American Depositary Shares with respect to its Extraordinary General Meeting of Shareholders to be held in Tokyo, Japan on March 14, 2025. A complete copy of the notice and the form of proxy card are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.1 and Exhibit 99.2 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.
Date: March 10, 2025	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of Extraordinary General Meeting of Shareholders to be held on March 14, 2025
99.2	Form of Proxy Card

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